Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: OCI N.V.

Subject Companies: OCI N.V.; CF Industries Holdings, Inc.

Form S-4 File Number: 333-207847

Press Release

Amsterdam, The Netherlands / 14 March, 2016

OCI and Consolidated Energy Limited Enter into Binding Agreement to Jointly Invest in Natgasoline

OCI N.V. (Euronext: OCI) today announced that Consolidated Energy Limited (“CEL”) has entered into a binding agreement for a 50% stake in Natgasoline LLC in participation with OCI. CEL, which is owned by the Proman Group (“Proman”) and its long-term partner Helm AG (“Helm”), will inject $630 million in equity and an additional $50 million shareholder loan.

The investment will be made via G2X Energy, Inc. (“G2X”), a subsidiary of Consolidated Energy Limited. An injection of $680 million into the project, combined with OCI’s existing equity of $520 million and shareholder loans of $511 million, will complete the funding requirements for the project.

CEL, a global leader in methanol, will lead the effort in marketing and distribution of Natgasoline’s product. In addition, Proman will contribute key management personnel and will provide technical leadership in operations and maintenance.

CF Industries (“CF”), which entered into a Combination Agreement with OCI on 6 August 2015, has consented to OCI’s entry into the agreement with G2X. As part of the consent, OCI agreed CF has no further obligation to purchase an investment in the project. CF is expected to have the option to participate in the project with a stake of up to 50% to be determined at a future date. OCI and CF intend to enter into an amended combination agreement that will reflect G2X’s participation in the project, the revised capital structure and the terms of CF’s option.

Natgasoline is developing a greenfield methanol production facility in Beaumont, Texas. The plant is expected to have a capacity of up to 1.75 million metric tons per annum and will be the United States’ largest methanol production facility. Natgasoline is expected to start production in the second half of 2017.

David Cassidy, CEO of Proman and Chairman of CEL commented: “As a global leader in petrochemical production, logistics and marketing we are very excited to be partnering with OCI in the Natgasoline methanol production facility. CEL, through its investment in G2X, continues to see a bright future for methanol production in the United States. This new production capacity will bring much needed methanol tons into the market in the very near term. This production will allow CEL to better serve all of our methanol customers’ needs internationally as well as in the United States.”

OCI N.V. CEO Nassef Sawiris commented: “OCI is pleased to partner with the Proman Group, and looks forward to benefiting from their technical and commercial expertise in the methanol space, creating significant strategic value for the project. Natgasoline is expected to be one of the most competitive methanol producers globally, with access to low-cost natural gas feedstock in the United States, in what we believe will remain a deficit methanol market for the foreseeable future.”

Press Release

About the Proman Group

Proman is a leading engineering, procurement and construction group specializing in managing large EPC projects on a lump sum turnkey basis in many different countries and regions around the world. Additionally, Proman is one of the largest owner/operators of methanol production in the world and is active in co-marketing and distributing petrochemicals. Proman is present on four continents and in 12 countries, with over 1,500 employees worldwide.

For more information visit www.proman.org

About CEL

CEL is the 2nd largest producer of methanol in the world with 4.1MM tonnes per annum of installed capacity through 100% subsidiary Methanol (Holding) Trinidad Limited (“MHTL”). MHTL is the largest methanol exporter to North America and significant producer of fertilizer products. CEL further owns three strategic, minority stakes via Oman Methanol Company LLC (“OMC”), a world scale methanol plant in Sohar, Oman, Nitrogen 2000 Unlimited (“N2000”), an ammonia plant and storage facility in Trinidad and Caribbean Nitrogen Company Limited (“CNC”), an ammonia plant and storage facility in Trinidad.

About Helm

Helm AG is a multifunctional distribution company that specializes in chemicals, fertilizers, nutrition, pharmaceutical products and crop protection. Helm was founded 1900 in Hamburg and the company has been family owned since 1950. Today Helm is active globally via 90 subsidiaries and sales offices in 30 countries worldwide.

About OCI N.V.

OCI N.V. (Euronext: OCI) is a global producer and distributor of natural gas-based fertilizers & industrial chemicals based in the Netherlands. OCI produces nitrogen fertilizers, methanol and other natural gas based products, serving agricultural and industrial customers from the Americas to Asia. OCI ranks among the world’s largest nitrogen fertilizer producers, and can produce more than 8.4 million metric tons of nitrogen fertilizers and industrial chemicals at production facilities in the Netherlands, the United States, Egypt and Algeria. OCI is listed on Euronext in Amsterdam.

Press Release

Forward Looking Statements

Certain statements contained herein are “forward-looking statements” that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements address certain plans, activities or events which OCI expects will or may occur in the future and relate to, among other things, the business combination transactions involving OCI, the new holding company and CF, financing of the proposed transactions, the benefits, effects and timing of the proposed transactions, future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions. Various risks, uncertainties and other factors could cause actual results to differ materially from those expressed in any forward-looking statement, including the possibility that the various closing conditions for the transactions may not be satisfied or waived, including the ability to obtain regulatory approvals of the transactions on the proposed terms and schedule; the risk that competing offers will be made; the failure of OCI or CF shareholders to approve the transactions; the risk that access to financing, including for refinancing of indebtedness of the new holding company or CF, may not be available on a timely basis and on reasonable terms; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of the combined company following completion of the proposed transactions; the combined company’s ability to achieve the cost savings and synergies contemplated by the proposed transactions within the expected time frame; disruption from the proposed transactions making it more difficult to maintain relationships with customers, employees or suppliers; changes in tax laws or interpretations, including but not limited to changes that could increase the new holding company’s or CF’s consolidated tax liabilities, or that would result, if the transactions were consummated, in the new holding company being treated as a domestic corporation for U.S. federal tax purposes, or that could impose U.S. federal income taxes in connection with the spin-off from OCI; and general economic conditions that are less favorable than expected. Consequently, all of the forward-looking statements made by OCI, the new holding company or CF in this and in other documents or statements are qualified by factors, risks and uncertainties, including, but not limited to, those set forth under the headings titled “Forward Looking Statements” and “Risk Factors” in CF’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) up to the date hereof, which are available at the SEC’s website http://www.sec.gov.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Neither OCI, the new holding company, nor CF undertake to update or revise these forward-looking statements even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed transactions, the new holding company for the combination of CF Industries Holdings, Inc. and the European, North American and global distribution business of OCI has filed with the SEC an amended registration statement on Form S-4 (SEC File No. 333-207847) that includes as prospectuses a shareholders circular of OCI and a preliminary proxy statement of CF. After the registration statement has been declared effective by the SEC, the shareholders circular/prospectus will be made available to OCI shareholders and a definitive proxy statement/prospectus will be mailed to CF shareholders. INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THESE DOCUMENTS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND ALL OTHER DOCUMENTS RELATING TO THE TRANSACTIONS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. You may obtain a copy of the shareholders circular/prospectus and the proxy statement/prospectus (when available) and other related documents filed by OCI, the new holding company and CF with the SEC regarding the proposed transactions, free of charge, through the website maintained by the SEC at www.sec.gov, by directing a request to OCI’s Investor Relations department at investor.relations@oci.nl, tel. +31 6 1825 1367, or to CF’s Investor

Press Release

Relations department at investorrelations@cfindustries.com, tel. +1-847-405-2550. Copies of the shareholders circular/prospectus, the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference therein (when available) can also be obtained, free of charge, through OCI’s website at www.oci.nl under the heading “Investor Relations” and through CF’s website at www.cfindustries.com under the heading “CF Industries (CF) Investors” and then under the heading “SEC Filings”.

Participants in the Solicitation

OCI, the new holding company, CF and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed transactions is set forth in the proxy statement/prospectus/shareholders circular filed with the SEC. You can find information about OCI’s executive and non-executive directors in its 2014 annual report filed on April 29, 2015 available on OCI’s website at www.oci.nl under the heading “Investor Relations” and about CF’s directors and executive officers in its definitive proxy statement filed with the SEC on April 2, 2015 and CF Industries’ Current Report on Form 8-K filed with the SEC on June 25, 2015. You can obtain free copies of these documents from OCI or CF using the contact information above.

For additional information contact:

OCI N.V. Investor Relations Department:	For additional information on OCI:

Hans Zayed Director	www.oci.nl
Email: hans.zayed@oci.nl	OCI stock symbols: OCI / OCI.NA / OCI.AS / OCINY

Tel: +31 (0) 6 18 251 367	Honthorststraat 19 1071 DC Amsterdam The Netherland